Exhibit (a)(i)(vi)

Q4 2011 Overview

Tuesday evening we announced our Q4 2011 financial results, and held a conference call with investors. I’d like to share with you some highlights of the call.

Q4 Highlights

—	Our fourth quarter was the culmination of another year of strong operating results. Annually, we experienced over 20% earnings growth, which is more impressive when you consider the strong results we reported in 2010 and the volatile global economic environment we continue to operate in. Additionally, we continued to invest in innovation with the development and launch of our new HPE offerings.

—	As expected, we maintained our momentum exiting the third quarter and finished the year strongly. Q4 revenues came in at $55.5 million, a 14% year-over-year improvement, with pro-forma EPS of 9 cents, both coming in at the high end of our guidance. On an annual basis, we reported 12% revenue growth with our pro-forma net income and EBITDA increasing 20%.

—	Our results continued to emanate from solid market demand from US based clients, servicing our advisory client base more broadly, cross-selling synergies primarily in our EPM practices, and from the success of our new operations in Australia. It is clear that our efforts to expand our brand permission, from helping a client define its performance improvement opportunity to assisting that client implement our recommendations, continues to expand.

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Given our strong cash flow and cash balances and the attractive terms offered by our new $50M credit facility, today we also announced a $55M Dutch Tender offer. This tender offer will allow our shareholders to tender shares back to the company at a price range between $4.25 and $5.00. We plan to fund the tender offer with up to $20M from cash on hand and the remainder by drawing down on the new credit facility. If shares totaling $55M are tendered, we would expect this tender to result in over 25% accretion and correspondingly enhance shareholder value. It also provides our large shareholders with a liquidation opportunity without disrupting share value which should also reduce potential overhang risk. As an example, our second largest holder, who owns approximately 5 million unregistered shares of stock, and therefore is not part of current public float, has indicated the desire to sell up to 100% of his holdings.

Strategic Priorities

Looking Forward

—	Our investments in our associates, our IP and our brand, new offerings and new markets, continue to strengthen our business model. We also continue to see the opportunity to further differentiate our business model through the successful introduction of our new Hackett Performance Exchange offerings.

—	At a macro-economic level, we continue to expect to see solid demand in the US and International markets that we serve. Geographically, we continue to expect healthy demand in the US and decent demand in Europe.

—	With that demand overview as a backdrop, let me now comment on some of our strategic priorities.

Hackett Performance Exchange

—	We have always believed that if we can combine our global brand with a series of intellectual capital offerings that are used in a continuous way, we could improve revenue growth along with the predictability and profitability of our operating results. Using unique intellectual capital delivered in an easy to use way, coupled with broader transformation offerings would also allow us to increase our client base as well as increase revenue per client. The best example of this strategy has been the revenue leverage we have experienced from our executive advisory client base.

—	As we have mentioned, we worked hard during the last several years to innovate new ways to develop recurring revenue offerings that leverage our IP as well as create an opportunity to serve clients more broadly.

—	In 2011 we initiated the sale of our first two SAP- and Oracle-based automated dashboard offerings of our new “Hackett Performance Exchange” with very positive feedback from our clients. This initial marketing communication included an invitation to become a charter member of our new Hackett Performance Exchange. Our goal is to rapidly grow our user base through aggressive introductory pricing in order to drive adoption.

—	We have now signed up 52 clients across 92 modules and we launched several marketing and alliance initiatives that should allow us to continue to grow our charter launch membership base. The majority of these clients signed multi-year contracts which provide them with the right to cancel for no cost after a 6 month trial period or continue their contractual relationship. As I previously mentioned, our goal is simple. The more clients that use our offering, the greater the value of our database. This also helps us get feedback on how best to enhance the overall experience and value of our offering.

—	This new offering, if successful, could help enhance our business model by creating a powerful and possibly continuous relationship with our clients. Although there is much to learn about our new offering, we believe it could mean a new revenue stream, a significant increase in data capture and operating insight, as well as a continuous way to monitor and benchmark a client’s performance. We also believe this type of relationship could only help our consulting revenue growth as well. As Rob mentioned in his comments our Hackett Performance Exchange launch efforts will be slightly dilutive in the first half of 2012 and if we get the planned renewal behavior, to be neutral to slightly accretive in the second half of the year.

—	We believe the Hackett Performance Exchange builds on our strategic desire to expand our brand permission and continuous executive advisory relationship leverage.

Executive Advisory Client Leverage

—	Long-term, our goal is to be able to ascribe an increasing percentage of our total annual revenues to clients who are continuously engaged with us through our executive advisory programs, and our Hackett Performance Exchange. In Q4, our Executive Advisory members increased to 815 with client counts up to 239. Nearly 50% of our Hackett Q4 sales (excluding SAP) came from our Advisory client base, continuing to show its strong relationship leverage. Additionally, annualized contract value for the year was up 17%.

Strategic Alliances and Acquisitions

—	Lastly, we continue to look for acquisitions and strategic alliances that can strongly leverage our existing intellectual capital to drive and accelerate our growth.

Summary

In summary, we are pleased with our improving fourth quarter and annual operating results and how they position us for the new year. Our unique ability to combine proprietary intellectual capital with terrific talent, coupled with a strong cash flow and balance sheet continues to bode well for our prospects.

As always, let me close by thanking you all for your tireless efforts. As always, I urge you to stay highly focused on our clients, our people and the exciting opportunities available to our organization.

TED

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This communication is not an offer to buy or the solicitation of an offer to buy any shares of our Common Stock. The solicitation and offer to buy Common Stock is being made pursuant to the Offer to Purchase and the other tender offer documents which we began mailing to stockholders today. A free copy of the Offer to Purchase and the other tender offer documents have been filed with the SEC and may be obtained free of charge from the SEC’s website at www.sec.gov or from Hackett’s website at www.thehackettgroup.com, or by calling Georgeson Inc., the information agent for the tender offer, at (877) 278-9672 (toll free). These materials contain important information about the offer. Stockholders are urged to read these materials carefully prior to making any decision with respect to the offer. Stockholders who have questions may call BofA Merrill Lynch, the dealer-manager for the tender offer, at (888) 803-9655, or Georgeson Inc., the information agent for the tender offer, at (877) 278-9672 (toll free).